SHIN SATELLITE

07026233

August 10, 2007

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 050/2007 and SSA 172/2007**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 9/2007.
  2. Submission of the Reviewed Financial Statements for the Second quarter of Year 2007

  Date: August 10, 2007

  Attachment: Submission of the Reviewed Financial Statements for the second quarter of Year 2007 and Management's Discussion and Analysis for the second quarter of Year 2007.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2007

SSA-CP 050/2007

August 10, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 9/2007

To: The President
The Stock Exchange of Thailand

Enclosure: Audit Committee Report on Members and Scope of Duties (F24-3)

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its Meeting No. 9/2007 held on August 10, 2007 at the Thaicom Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.8 /2007 held on July 18, 2007 be certified.

2. Approved the appointment of Assoc. Prof. Samrieng Mekkriengkrai to be the Director and the member of the Audit Committee to replace Ms. Peangpanor Boonklum who resigned. The Detail are shown in the enclosure.

3. Approved the balance sheets, statement of income and cash flow statements for the second quarter of the year 2007 ended June 30, 2007.

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2007

F24-3
Audit Committee Report on Members and Scope of Duties

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its meeting No. 9/2007 held on August 10, 2007 passed resolutions approving the appointment of Assoc. Prof. Samrieng Mekkriengkrai to be a member of the Company's Audit Committee, effective on August 10, 2007.

1. Names of Members of the Audit Committee are as follows:

Chairman of the Audit Committee: Remaining terms of office: 2 Years	Prof. Hiran Radeesri
Member of the Audit Committee: Remaining terms of office: 1 Year	Mrs. Charintorn Vongspootorn
Member of the Audit Committee: Remaining terms of office: 2 Years	Assoc. Prof. Samrieng Mekkriengkrai

Audit Committee Secretary: Mr. Sivaraks Phinicharomana

2. The Audit Committee of the Company has power, duties and responsibilities as follows:

1. To review that the Company has accurate financial reports in accordance with generally accepted accounting principles and sufficiently information disclosure.
2. To review that the Company has appropriated and effective internal control systems including internal auditing activities.
3. To review whether the Company has followed the best practices of corporate governance issued by the Stock Exchange of Thailand and complied with other rules and regulations.
4. To select, appoint and review compensation of the external auditor.
5. To meet privately with external auditor at least once a year and evaluate their independence.
6. To review and provide opinions on connected transactions and those that might have conflict of interests with regarded to its correctness and adequate disclosure.
7. To review the result of risk management from risk Management Committee and to assure whether or not the risk management has appropriate and effective process.
8. To review performance of the Office of Internal Auditing as well as the appointment, the transfer, and the annual evaluation of the Vice President - Internal Auditing.
9. To prepare the report of the Audit Committee. The Chairman of the Audit Committee shall sign the report and disclose it in the Annual Report.
10. To review and approve action plan, budget including manpower proposed by the Office of Internal Auditing.
11. To report activities of the Audit Committee to the Board of Directors at least 4 times a year.

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2007

---

12. To carry out audit committee activities, the Committee shall have power to invite concerned management or employee to join meetings, render opinions or provide necessary document.
13. To have power for hiring independent consultant or professional when needed.
14. To review scope of duties and responsibilities and conduct self-evaluate on annually basis.
15. To perform any assignment by the Board of Directors that has agreed upon by the Audit Committee.

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2007

Ref No. SSA 172/2007

10 August 2007

Subject: Submission of the Reviewed Financial Statements for the Second Quarter of Year 2007

To: The President
Stock Exchange of Thailand

Enclosure: (1) One Set of the Reviewed Financial Statements for the Second Quarter of Year 2007 – Thai Language Version
(2) One Set of the Reviewed Financial Statements for the Second Quarter of Year 2007 – English Language Version
(3) Management Discussion and Analysis for the Second Quarter of Year 2007

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter of year 2007, ended June 30, 2007 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of year 2007 of Baht 2,038 million and consolidated net loss for the second quarter of year 2007 of Baht 83 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the second quarter of year 2007 amounted to Baht 2,038 million, an increase of Baht 282 million or 16.1% over the same period last year (Baht 1,756 million). This was because:
   - revenue from the satellite transponders and related services in Q2/2007 was Baht 1,057 million, an increase of Baht 208 million or 24.5%, compared to Baht 849 million in the same period last year. This was because an increase in revenue from IPSTAR caused by a growth of IPSTAR User Terminals (UT) sales; moreover, revenue from transponder leasing on the Thaicom 4 (IPSTAR) satellite was higher than that in Q2/2006;
   - prepaid mobile subscribers increased year-on-year. Revenue from telephone business for the second quarter of year 2007 was Baht 694 million, increased by Baht 99 million or 16.6% over the same period last year (Baht 595 million) in accordance with a steady increase in prepaid mobile phone subscribers;

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2007

- revenue from the Internet access and media business in Q2/2007 was Baht 43 million, an increase of Baht 24 million or 126.3% from Baht 19 million in Q2/2006, due to an increase in revenue from DTV sales first incurred in Q1/2007 and a significant growth of Internet subscribers of LTC and CamShin.
- the Company gained Baht 213 million from foreign exchange in Q2/2007, while gaining Baht 146 million in the same period previous year. This was due to the appreciation of the Thai Baht since 2006.
- share of net results from investments Q2/2007 was Baht 24 million, up Baht 4 million from that in the same period last year.

2. The Company's consolidated expenses for the second quarter of year 2007 amounted to Baht 1,833 million, an increase of Baht 177 million or 10.7% over the same period last year (Baht 1,656 million). This was because:
   - cost of sales and service in Q2/2007 amounted to Baht 1,457 million, an increase of Baht 91 million or 6.7% over the same period last year (Baht 1,366 million). This increase was attributable to;
     - cost relating to transponder leasing and related services in Q2/2007 was Baht 1,074 million, an increase of Baht 36 million or 3.5% from Baht 1,038 million in the same period last year. This was caused by a rise in cost of UT sales corresponding to an increase in the sales volume and a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite, offset by no amortization of the Thaicom 3 satellite which has not been utilized since July 13, 2006;
     - cost relating to the telephone business for Q2/2007 amounted to Baht 328 million, an increase of Baht 24 million or 7.9% from Baht 304 million in Q2/2006. This was due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, and cost relating to VOIP that is a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of the telephone network in Lao PDR;
     - cost relating to the Internet and media business in Q2/2007 was Baht 55 million, an increase of Baht 31 million from Baht 24 million for Q2/2006, due to the cost of DTV sales and an increase in the cost of Internet Backbone leasing which LTC paid to CAT Telecom for Internet access.;
   - selling and administrative expenses were Baht 376 million, an increase of Baht 86 million or 29.7% compared to Baht 290 million in Q2/2006. This was mainly due to a rise in marketing expenses arising from promotions in the satellite and telephone businesses, and an expense of consultant fee for rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects.

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2007

3. The Company's consolidated interest expense for the second quarter year 2007 amounted to Baht 236 million, an increase of Baht 15 million or 6.8% over the same period in 2006 (Baht 221 million). This was due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

4. The Company's income tax expense in Q2/2007 was Baht 51 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 88 million in Q2/2006.

I. Overview

Revenue of Q2/07 rose 22.6%.

Shin Satellite Plc's consolidated sales and service income for Q2/2007 increased by 22.6% and 10.9% over Q2/2006 and Q1/2007 respectively due to growth of the satellite business and the telephone business. This resulted in a marked improvement in this quarter; the operating loss was Baht 154 million less than the operating loss in Q2/2006, and a Baht 58 million improvement on the operating loss in Q1/2007. In the first half of 2007, the Company's consolidated sales and service income rose by 6.0% year-on-year and its operating loss was Baht 147 million less than that in 1H/2006.

1H/07 net profit surged 156.5%

The Company reported a net profit of Baht 52 million for the first six months of 2007, up 156.5% over a net loss of Baht 92 million in the first half of 2006. However, a net loss of Baht 83 million in Q2/2007 was mainly caused by increases in interest expense and income tax expense.

In this quarter, the Company gained a dividend of Baht 138 million from Shenington Investments Pte Ltd ("Shenington"). Moreover, in August 2007, CSL announced it would pay a dividend of Baht 0.20 per share (par value of Baht 1 per share) for the performance of the first six months of 2007; thus, the Company will receive a dividend of Baht 50 million, in line with its 39.9% ownership.

In June 2007, the Company agreed to sell 49% shares of Shenington to Asia Mobile Holdings Pte Ltd ("AMH") for a total cash consideration of US$ 200 million while the cost of investment was approximately Baht 132 million. Following the sale, the Company can create future synergy value, and repay loans for the iPSTAR satellite and Thaicom 5 satellite projects in an amount of US$ 141 million so that it can strengthen overall financial status.

With the adoption of a new accounting policy in Q1/2007 regarding changing the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement, the Company had to restate some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the second quarter and the first six months of 2006, on the separate financial statement in order to be comparable to Q2/2007 and 1H/2007 figures.

II. Business Summary

Transponder leasing and related business

In June 2007, the Company launched a new low-cost product, functioning as an external TCP Accelerator (TCP/A) named the IPSTAR maXX. The maXX allows IPSTAR to be efficiently deployed in multiple-user broadband environments and will be available throughout Asia-Pacific in Q3/2007.

A steady growth in UT sales caused an increase of 126.0% in IPSTAR service revenue over Q2/2006. In this quarter, *UT sales volume totaled 11,116 UTs.* Currently, the total number of UTs provided by the Company at the end of Q2/2007 was 86,303.

The Company has planned to complete the installation of two gateways in India by Q4/2007.

Telephone business

AMH became a strategic partner of SSA

In June 2007, the Company agreed to sell a 49 percent stake in Shenington, an investment holding company with a 100 percent stake in Cambodia Shinawatra Company Limited ("CamShin") and 49 percent stake in Lao Telecommunications Company Limited ("LTC"), to AMH for an aggregate cash consideration of US$ 200 million, while the cost of investment was Baht 132 million. The transaction allowed the Company to realize its value in Shenington.

With the introduction of AMH as a strategic shareholder of Shenington, LTC and CamShin are expected to gain additional technical capabilities and management expertise, and potentially significant strategic and operational synergies, positioning it as one of the leading telecommunications companies in South East Asia. The investment transaction was already completed on July 25, 2007.

Because of a steady growth of telephone subscribers in both Cambodia and Lao PDR, especially mobile prepaid subscribers, as of the end of Q2/2007, LTC and CamShin have 713,772 and 337,954 subscribers respectively, an increase of 26.9% and 17.1% from 562,484 and 288,724 subscribers in Q2/2006.

Internet and media business

CS Loxinfo Plc ("CSL")'s performance in Q2/2007 was better than the previous quarter due to an increase in Internet access service income and the effectiveness of cost management. Although, there was an intensive competitive environment on Internet Access services, revenue from leased line services increased as CSL had continuously put more effort on sales and expanded customer base in this segment by concentrating on the quality of service and value added services, to meet customer needs.

In April 2007, CSL acquired the common shares of Watta Classified Company Limited ("Watta") to the amount of 0.12 million shares or Baht 88 million from the exiting shareholders of Watta, which were approximately equivalent to 60% of the registered shares of Watta. The investment in Watta would help CSL to create the largest national platform for a complete line of classified and directory services.

III. Consolidated Operating Results

Accounting policy

Following the Notification of the Federation of Accounting Professions (FAP) no.26/2006 TAS 44 (revised-2007), Consolidated Financial Statements and Separate Financial Statements, the Company is required to change the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement. The Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement.

As a result of the adoption of this accounting policy, the Company restated some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the second quarter of 2006, of the separate financial statements as follows;

Company F/S Unit: million Baht	**Adjustments**	**Before Adjust**	**Adjust- increase (decrease)**	**After Adjust**
Balance sheet	Investments	2,800	(1,786)	1,014
	Deferred tax assets	470	14	484
	Adjustment on assets		*(1,772)*	
	Net liablilities in subsidiaries	97	(97)	-
	Adjustment on liabilities		*(97)*	
	Unrealised cumulative gains on dilution of investment in a subsidiary	376	(376)	-
	Cumulative foreign currency translation adjustment	(311)	311	-
	Retained earnings - Unappropriated	3,492	(1,610)	1,882
	Adjustment on equity		*(1,675)*	
Income statement	Dividend income	-	76	76
	Share of net results from investments -equity method	218	(218)	-
	Net profit	(34)	(143)	(177)
	Adjustment on Income statement		*(143)*	

The Company would like to provide additional information to better clarify the issue as follows:

1. After restating, the income statement of the separate financial statements shows net income for the three-month period ended June 30, 2007 and the comparable period in 2006 decreased by Baht 58 million and Baht 143 million respectively. (that is, decreased by Baht 0.05/share and Baht 0.13/share respectively.) This is because the separate financial statement did not include proportionately the performance of subsidiaries and associates, whereas it solely included the performance of the parent company. TAS44 allows the Company to realize gains from investments in subsidiaries and associates only when it receives dividends from such subsidiaries and associates.
2. The effect from restating other items on the balance sheets as at December 31, 2006 of the separate financial statements is as follows;
   - Investment in subsidiaries and associates, recorded at the historical cost, is shown in a separate financial statement to have a book value of Baht 1,014 million.
   - Deferred tax assets increased by Baht 14 million to Baht 484 million.
   - The separate financial statement did not include net liabilities in subsidiaries, unrealized cumulative gains on dilution of investment in a subsidiary, cumulative foreign currency translation adjustment.
   - Retained earnings on the balance sheets decreased by Baht 1,610 million to Baht 1,882 million.

Selected financial information on SATTEL

	Amount (MBt)			Change		Amount (MBt)		Change
	Q2/07	Q1/07	Q2/06	QoQ (%)	YoY (%)	1H/07	1H/06	YoY (%)
Sales and service income	1,794	1,618	1,463	10.9%	22.6%	3,412	3,218	6.0%
Share of net results from associate	24	23	20	4.3%	20.0%	47	45	4.4%
Cost of sales and services	1,457	1,377	1,366	5.8%	6.7%	2,834	2,930	-3.3%
SG&A expenses	376	338	290	11.2%	29.7%	714	571	25.0%
EBIT*	(39)	(97)	(193)	n.a.	n.a.	(136)	(283)	n.a.
EBITDA**	672	587	596	14.5%	12.8%	1,259	1,285	-2.0%
Net profit	(83)	135	(34)	-161.5%	n.a.	52	(92)	156.5%
EPS (Baht)	(0.08)	0.12	(0.03)	-166.7%	n.a.	0.05	(0.08)	162.5%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service income

Consolidated sales and service income in Q2/2007 was Baht 1,794 million, an increase of Baht 331 million or 22.6%, compared to Baht 1,463 million in Q2/2006, and an increase of Baht 176 million or 10.9% from Baht 1,618 million in the previous quarter. This resulted from growth of revenue across all businesses.

Consolidated sales and service income for 1H/2007 rose 6.0% to Baht 3,412 million from Baht 3,218 million in 1H/2006 due to an increase in revenue from the telephone network business and the Internet and media business.

Sales and service income	**Q2/07**	**Q1/07**	**Q2/06**	**%QoQ**	**%YoY**	**1H/07**	**1H/06**	**%YoY**
Satellite and related services	1,057	935	849	13.0%	24.5%	1,992	2,002	-0.5%
Telephone services	694	645	595	7.6%	16.6%	1,339	1,177	13.8%
Internet services	43	38	19	13.2%	126.3%	81	39	107.7%
Total	**1,794**	**1,618**	**1,463**	**10.9%**	**22.6%**	**3,412**	**3,218**	**6.0%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q2/2007 was Baht 1,057 million, an increase of Baht 208 million or 24.5%, compared to Baht 849 million in the same period last year, and increased by Baht 122 million or 13.0% from Baht 935 million in the previous quarter.

Satellite and related services	**Q2/07**	**Q1/07**	**Q2/06**	**%QoQ**	**%YoY**	**1H/07**	**1H/06**	**%YoY**
Thaicom 1A, 2, 3, 5 and related services	571	591	634	-3.4%	-9.9%	1,162	1,279	-9.1%
IPSTAR services	486	344	215	41.3%	126.0%	830	723	14.8%
Total	**1,057**	**935**	**849**	**13.0%**	**24.5%**	**1,992**	**2,002**	**-0.5%**

- Revenue from the Thaicom conventional satellite business for Q2/2007 was Baht 571 million, a decrease of Baht 63 million or 9.9%, from Baht 634 million in Q2/2006, and decreased by Baht 20 million or 3.4% from Baht 591 million in the previous quarter. A loss from the continued appreciation of the Thai Baht led to a drop in such revenue as compared to that in Q2/2006 and Q1/2007.
- IPSTAR service revenue was Baht 486 million in Q2/2007, an increase of Baht 271 million or 126.0%, compared to Baht 215 million in the same period last year, and an increase of Baht 142 million or 41.3% from Baht 344 million in the previous quarter. This was due to a steady growth in IPSTAR business and UT sales, especially from IPSTAR Australia and IPSTAR New Zealand. The Company sold 11,116 UTs in Q2/2007, an increase of 8,328 UTs or 298.7% from 2,788 UTs in Q2/2006 and an increase of 1,985 UTs or 21.7% from 9,131 UTs in Q1/2007; moreover, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q2/2006 and Q1/2007.

Telephone services

Q2/07 revenue from telephone services increased 16.6% from Q2/06.

The Company's revenue from the telephone service business in Q2/2007 was Baht 694 million, an increase of Baht 99 million, or 16.6%, compared to Baht 595 million in Q2/2006, and an increase of Baht 49 million or 7.6% from Baht 645 million in the previous quarter. This was due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q2/2007, LTC and CamShin had 713,772 and 337,954 subscribers respectively, increases of 26.9% and 17.1% from Q2/2006. CamShin also had an increase in revenue from international calling service using VoIP which was launched in Q4/2006 while LTC had an increase of 41% in revenue from International Long Distance service over Q2/2006.

Internet and media services

Q2/07 revenue from Internet and media services rose 126.3% from Q2/06.

Revenue from the Internet access and media business in Q2/2007 was Baht 43 million, an increase of Baht 24 million or 126.3% from Baht 19 million in Q2/2006, and an increase of Baht 5 million or 13.2% from Baht 38 million in Q1/2007 due to an increase in revenue from DTV sales first incurred in Q1/2007 and a significant growth of Internet subscribers of LTC and CamShin; CamShin launched IPSTAR Internet service in this quarter.

Cost of sales and service

The Company reported total cost for Q2/2007 of Baht 1,457 million, an increase of Baht 91 million or 6.7%, compared to Baht 1,366 million in Q2/2006, due to an increase in the cost of sales and service from all businesses. The total cost for Q2/2007 rose by Baht 80 million or 5.8% from Baht 1,377 million in Q1/2007, due to an increase in cost relating to transponder leasing and related services and the Internet access and media services.

Total cost for 1H/2007 was Baht 2,834 million, a decrease of 3.3% from the same period last year, because of a decrease in the cost of satellite services.

Cost of sales and services	Q2/07	Q1/07	Q2/06	%QoQ	%YoY	1H/07	1H/06	%YoY
Satellite and related services	1,074	1,027	1,038	4.6%	3.5%	2,101	2,310	-9.0%
Telephone services	328	333	304	-1.5%	7.9%	661	578	14.4%
Internet services	55	17	24	223.5%	129.2%	72	42	71.4%
Total	**1,457**	**1,377**	**1,366**	**5.8%**	**6.7%**	**2,834**	**2,930**	**-3.3%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q2/2007 was Baht 1,074 million, an increase of Baht 36 million or 3.5% from Baht 1,038 million in the same period last year, and increased by Baht 47 million or 4.6% from 1,027 million in Q1/2007, because an increase in cost of UT sales which was in accordance with a rise in its sales volume.

Satellite and related services	Q2/07	Q1/07	Q2/06	%QoQ	%YoY	1H/07	1H/06	%YoY
Thaicom 1A, 2, 3, 5 and related services	350	350	435	0.0%	-19.5%	700	897	-22.0%
IPSTAR services	724	677	603	6.9%	20.1%	1,401	1,413	-0.8%
Total	**1,074**	**1,027**	**1,038**	**4.6%**	**3.5%**	**2,101**	**2,310**	**-9.0%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 350 million, a decrease of Baht 85 million or 19.5% from Q2/2006, because of no amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite.
- Cost of providing IPSTAR services was Baht 724 million, a rise of Baht 121 million or 20.1% from Q2/2006, due to an increase in cost of UT sales corresponding to a rise in the sales volume, and a rise in cost relating to the Thaicom 4 satellite; for instance, an increase of Baht 6 million in concession fee to MICT.

Cost of telephone services

Cost relating to the telephone business for Q2/2007 amounted to Baht 328 million, an increase of Baht 24 million or 7.9% from Baht 304 million in Q2/2006, due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia which increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, a rise in depreciation of increasing equipment used in telephone network stations since the second half of 2006, and cost relating to VOIP that was a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of expanded telephone network in Lao PDR.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q2/2007 was Baht 55 million, an increase of Baht 31 million or 129.2% from Baht 24 million in Q2/2006, because of the cost of DTV sales and an increase in the cost of Internet Backbone leasing which LTC paid to CAT Telecom for Internet access. Cost relating to the Internet access and media business in Q2/2007 increased by Baht 38 million or 223.5% from Baht 17 million in the previous quarter due to an increase in the cost of DTV sales corresponding to a rise in the sales volume.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 376 million in Q2/2007, an increase of Baht 86 million, or 29.7% compared to Baht 290 million in Q2/2006. This was due to increases of Baht 56 million in marketing expenses arising from promotions in the satellite and telephone businesses, and Baht 35 million in staff cost. Moreover, the Company had an expense of consultant fee for rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects.

Interest expense

Interest expense was Baht 236 million, an increase of Baht 15 million, or 6.8%, compared to Baht 221 million in Q2/2006 due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

Gain on exchange rate

Because of the strengthening of the Thai Baht since 2006, the Company reported a gain of Baht 213 million from foreign exchange for Q2/2007, while it recorded a gain of Baht 146 million for Q2/2006. The Thai Baht appreciated by approximately Baht 0.5 and Baht 1.1 against the USD in this quarter and the previous quarter respectively, resulting in a decrease of Baht 248 million in gain on exchange rate from Q1/2007 to Q2/2007.

Share of net results from investment – equity method

The share of net results from investment in Q2/2007 was Baht 24 million, increased by Baht 4 million or 20% from Baht 20 million in Q2/2006, due to an increase of 20% in CSL's net profit especially from Internet business, and rose by Baht 1 million or 4.3% over Q1/2007.

Income tax expense

The Company's income tax expense in Q2/2007 was Baht 51 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 88 million in Q2/2006. Income tax expense in this quarter was Baht 33 million more than that in Q1/2007 due to the tax on dividend income gained from Shenington.

IV. Financial Position

At the end of Q2/2007, the Company reported total assets of Baht 32,341 million, a decrease of Baht 493 million or 1.5% from Baht 32,834 million at the end of 2006. This was caused by the depreciation and amortization of PP&E under concession agreements while there was no purchase of assets in this quarter for this account; thus, PP&E under concession agreements has a decreased book value. CSL's net assets were presented as an investment in an associate.

SATTEL's asset components

Assets	June 30, 2007		December 31, 2006	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	2,691	8.3	2,479	7.6
Investment in associates	698	2.2	686	2.1
PP&E, net	6,809	21.1	6,822	20.8
PP&E under the concession agreement, net	19,640	60.7	20,489	62.4
Intangible assets	1,363	4.2	1,389	4.2

Liquidity

At the end of Q2/2007, the Company had a current ratio of 0.34 times, down from 0.39 at the end of 2006. This was because of an increase of Baht 1,232 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of Q2/2007 the Company's "investment in an associate" was Baht 698 million, an increase of Baht 12 million or 1.7% from Baht 686 million at the end of 2006, reflecting a proportionate recognition of CSL's net profit for the first six months of 2007 amounted to Baht 47 million offset by a dividend paid of Baht 35 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2007 was Baht 6,809 million, a decrease of Baht 13 million from Baht 6,822 million at the end of last year. This was mainly due to a depreciation and amortization of PP&E of Baht 432 million, foreign currency translation adjustment of Baht 164 million, offset by purchase of assets of Baht 589 million in this quarter most of which were assets for the expansion of telephone network. PP&E at the end of Q2/2007 also included the assets under concession agreement of CamShin of approximately Baht 2,746 million, a decrease of Baht 18 million from Baht 2,728 million at the end of 2006.

PP&E under concession agreements

PP&E under concession agreements at the end of Q2/2007 was Baht 19,640 million, a decrease of Baht 849 million from Baht 20,489 million at the end of 2006. This was mainly due to an amortization of Baht 849 million in 1H/2007.

Intangible assets

Intangible assets at the end of Q2/2007 were Baht 1,363 million, a decrease of Baht 26 million, compared to Baht 1,389 million at the end of 2006, due to its depreciation and amortization offset by increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q2/2007 were Baht 15,269 million, a decrease of Baht 1,020 million from Baht 16,289 million at the end of 2006. This was mainly due to an unrealized gain on exchange rate, and long-term loan repayment. CamShin also negotiated with suppliers of telephone network equipment and installation for a longer payment period of up to over one year without interest. Compared with payment terms in which interest was charged by suppliers in the past, CamShin had less borrowings and interest expense so that an amount of long-term borrowings was transferred and recorded under long-term account payables.

The Company's shareholders' equity at the end of Q2/2007 was Baht 13,537 million, a decrease of Baht 41 million from 13,578 million at the end of 2006, reflecting an increase of Baht 97 million in loss from foreign currency translation adjustment offset by net profit of Baht 52 million in 1H/2007.

Net borrowings to equity at the end of Q2/2007 were 1.13 times, considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, and receiving support from financial institutions.

Cash flow

The Company's cash flows from operating activities for 1H/2007 were Baht 983 million. Net cash outflows used for investing activities were Baht 700 million, mainly for the expansion of telephone network. The Company had net cash outflow from financing activities in Q2/2007 of Baht 44 million mainly due to long-term loan repayment for the CamShin telephone network project.

The Company had ending cash of Baht 602 million on June 30, 2007.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2007
WASH., D.C. 182

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 June 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheet as at 30 June 2007, and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2007, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2007 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these interim financial statements based on my review. The interim consolidated and company financial statements (before restatement), for the three-month and the six-month periods ended 30 June 2006 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited were reviewed by the another auditor from the same firm as myself, whose report dated 10 August 2006 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income, changes in shareholders' equity and cash flows (before restatement), for the three-month and the six-month periods ended 30 June 2006, are part of the aforementioned reviewed interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements (before restatement), for the year ended 31 December 2006 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 23 February 2007 expressed an unqualified opinion on those statements. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries and an associate in the company financial statements from equity method to cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied retrospective adjustments. Therefore, the company balance sheet, as at 31 December 2006, as part of the consolidated and company financial statements audited by the another auditor from the same firm as myself, which a report was issued as stated above, and the interim company financial statements, for the three month and the six-month periods ended 30 June 2006, presented for comparative purposes, are restated.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
10 August 2007

Shin Satellite Public Company Limited
Balance Sheets
As at 30 June 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June 2007	31 December 2006	30 June 2007	31 December 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		602,133	362,692	357,996	108,971
Trade accounts receivable and accrued income, net	5,14	1,238,246	1,346,443	987,630	1,082,807
Amounts due from related parties	14	1,280	1,175	26,877	10,802
Short-term loan and advance to a subsidiary and an associate	14	-	19	15,531	19
Inventories, net		560,894	334,829	342,595	254,037
Prepaid insurance		34,083	215,927	32,796	213,024
Other current assets, net	6,14	254,776	218,188	194,336	137,210
Total current assets		2,691,412	2,479,273	1,957,761	1,806,870
Non-current assets					
Investments in an associate - equity method	7	698,229	686,050	-	-
Investments in subsidiaries - cost method, net	7	-	-	1,014,300	1,014,300
Long-term loan to another company		17,247	19,104	17,247	19,104
Property and equipment, net	8	6,808,561	6,821,667	1,880,515	1,974,114
Property and equipment under concession agreements, net	8	19,640,238	20,489,154	19,640,238	20,489,154
Deferred charges, net	8	104,747	90,904	17,380	18,441
Intangible assets, net	8	1,362,824	1,388,827	1,209,158	1,226,869
Deferred tax assets	9	595,843	505,300	517,409	483,566
Other non-current assets, net		421,700	353,533	400,998	331,708
Total non-current assets		29,649,389	30,354,539	24,697,245	25,557,256
Total assets		32,340,801	32,833,812	26,655,006	27,364,126

Director__________________ Director__________________

SHIN SATELLITE

Date __________________

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June 2007	31 December 2006	30 June 2007	31 December 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	359,988	306,078	-	-
Trade accounts payable	14	594,784	552,211	343,758	337,785
Accounts payable - property and equipment		773,657	815,269	156,599	195,776
Amounts due to related parties	14	11,742	28,905	12,109	28,148
Current portion of long-term borrowings, net	10	4,541,203	3,308,893	4,228,040	3,044,630
Advance receipts from customers	14	505,997	264,117	349,960	172,803
Accrued concession fee		572,115	541,916	461,244	461,923
Accrued expenses	14	229,930	232,956	129,991	170,376
Accrued income tax		111,505	53,771	-	-
Other current liabilities		259,385	292,596	128,542	141,200
Total current liabilities		7,960,306	6,396,712	5,810,243	4,552,641
Non-current liabilities					
Long-term accounts payable - property and equipment		223,336	277,619	-	-
Long-term borrowings, net	10	10,367,920	12,331,323	9,068,972	10,817,047
Deferred tax liabilities	9	110,620	99,426	-	-
Other non-current liabilities	14	141,925	151,063	105,584	148,175
Total non-current liabilities		10,843,801	12,859,431	9,174,556	10,965,222
Total liabilities		18,804,107	19,256,143	14,984,799	15,517,863

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2007	2006	2007	2006
					Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Shareholders' equity					
Share capital	11				
Authorised share capital -					
ordinary shares		5,660,441	5,660,411	5,660,411	5,660,411
Issued and paid-up share capital -					
ordinary shares		5,455,346	5,455,346	5,455,346	5,455,346
Premium on share capital	11	4,295,763	4,295,763	4,295,763	4,295,763
Advance receipts for share subscription	11	5,950	-	5,950	-
Unrealised cumulative gains on dilution					
of investment in a subsidiary		376,225	376,225	-	-
Cumulative foreign currency					
translation adjustment		(408,241)	(310,913)	-	-
Retained earnings					
Appropriated					
Legal reserve		213,506	213,506	213,506	213,506
Unappropriated		3,543,588	3,491,819	1,699,642	1,881,648
Total parent's shareholders' equity		13,482,137	13,521,746	11,670,207	11,846,263
Minority interests		54,557	55,923	-	-
Total shareholders' equity		13,536,694	13,577,669	11,670,207	11,846,263
Total liabilities and shareholders' equity		32,340,801	32,833,812	26,655,006	27,364,126

SHIN SATELLIT

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2007 and 2006

		Consolidated		Company	
		Unaudited 30 June 2007	Unaudited 30 June 2006	Unaudited 30 June 2007	Unaudited 30 June 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	14				
Revenues from sales and services		1,793,797	1,463,334	986,435	845,905
Dividend income		-	-	138,072	76,339
Other income		6,169	126,018	18,417	73,003
Gain on foreign exchange		213,376	146,281	182,198	133,988
Share of net results from investments - equity method		24,413	20,000	-	-
Total revenues		2,037,755	1,755,633	1,325,122	1,129,235
EXPENSES	14				
Cost of sales and services		1,331,222	1,253,924	970,681	922,295
Concession fee		126,379	112,328	100,635	94,740
Selling and administrative expenses		373,937	288,763	228,922	198,248
Directors' remuneration		1,809	1,424	1,650	1,250
Total expenses		1,833,347	1,656,439	1,301,888	1,216,533
Profit (loss) before interest expense and income tax		204,408	99,194	23,234	(87,298)
Interest expense		(235,855)	(220,733)	(201,824)	(191,482)
Income tax	13	(50,962)	87,805	37,332	102,038
Loss before minority interests		(82,409)	(33,734)	(141,258)	(176,742)
Profit attributable to minority interests		(705)	(246)	-	-
Net loss for the period		(83,114)	(33,980)	(141,258)	(176,742)
Basic loss per share (Baht)	4	(0.08)	(0.03)	(0.13)	(0.16)
Diluted loss per share (Baht)	4	(0.08)	(0.03)	(0.13)	(0.16)

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2007 and 2006

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2007	2006	2007	2006
					Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	14				
Revenues from sales and services		3,411,459	3,218,334	1,929,455	2,006,983
Dividend income		-	-	138,072	76,339
Other income		14,246	130,635	40,174	82,036
Gain on foreign exchange		674,772	331,831	628,239	304,540
Share of net results from investments - equity method	7	47,194	44,696	-	-
Total revenues		4,147,671	3,725,496	2,735,940	2,469,898
EXPENSES	14				
Cost of sales and services		2,582,922	2,698,463	1,909,177	2,077,098
Concession fee		251,322	231,357	206,413	195,735
Selling and administrative expenses		710,076	567,761	425,010	379,836
Directors' remuneration		3,769	3,049	3,448	2,695
Total expenses		3,548,089	3,500,630	2,544,048	2,655,364
Profit (loss) before interest expense and income tax		599,582	224,866	191,892	(185,466)
Interest expense		(478,136)	(441,582)	(407,741)	(381,392)
Income tax	13	(68,675)	126,104	33,843	187,875
Profit (loss) before minority interests		52,771	(90,612)	(182,006)	(378,983)
Profit attributable to minority interests		(1,002)	(1,570)	-	-
Net profit (loss) for the period		51,769	(92,182)	(182,006)	(378,983)
Basic earnings (loss) per share (Baht)	4	0.05	(0.08)	(0.17)	(0.35)
Diluted earnings (loss) per share (Baht)	4	0.05	(0.08)	(0.17)	(0.35)

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2007 and 2006

		Consolidated (Baht '000)								
	Note	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Advance receipts for share subscription (Note 11)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
Opening balance at 1 January 2006		5,453,789	4,295,365	-	376,225	(128,855)	213,506	3,537,372	57,887	13,805,289
Increase in share capital during the period		746	191	-	-	-	-	-	-	937
Advance receipts for share subscription		-	-	1,018	-	-	-	-	-	1,018
Foreign currency translation adjustments		-	-	-	-	(78,247)	-	-	-	(78,247)
Net loss for the period		-	-	-	-	-	-	(92,182)	-	(92,182)
Decrease in minority interests during the period		-	-	-	-	-	-	-	(2,457)	(2,457)
Closing balance as at 30 June 2006		5,454,535	4,295,556	1,018	376,225	(207,102)	213,506	3,445,190	55,430	13,634,358
Opening balance at 1 January 2007		5,455,346	4,295,763	-	376,225	(310,913)	213,506	3,491,819	55,923	13,577,669
Advance receipts for share subscription	11	-	-	5,950	-	-	-	-	-	5,950
Foreign currency translation adjustments		-	-	-	-	(97,328)	-	-	-	(97,328)
Net profit for the period		-	-	-	-	-	-	51,769	-	51,769
Decrease in minority interests during the period		-	-	-	-	-	-	-	(1,366)	(1,366)
Closing balance as at 30 June 2007		5,455,346	4,295,763	5,950	376,225	(408,241)	213,506	3,543,588	54,557	13,536,694

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (Continued)

For the six-month periods ended 30 June 2007 and 2006

		Company (Baht '000)								
	Notes	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Advance receipts for share subscription (Note 11)	Unrealised cumulative gain on dilution of investment in a subsidiary (Restated)	Cumulative foreign currency translation adjustments (Restated)	Legal reserve	Retained earnings (Restated)	Minority interests	Total (Restated)
Opening balance at 1 January 2006										
- as previously reported		5,453,789	4,295,365	-	376,225	(128,855)	213,506	3,537,372	-	13,747,402
Prior period adjustment	2	-	-	-	(376,225)	128,855	-	(982,991)	-	(1,230,361)
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	-	-	-	213,506	2,554,381	-	12,517,041
Increase in share capital during the period		746	191	-	-	-	-	-	-	937
Advance receipts for share subscription		-	-	1,018	-	-	-	-	-	1,018
Net loss for the period		-	-	-	-	-	-	(378,983)	-	(378,983)
Closing balance as at 30 June 2006		5,454,535	4,295,556	1,018	-	-	213,506	2,175,398	-	12,140,013
Opening balance at 1 January 2007										
- as previously reported		5,455,346	4,295,763	-	376,225	(310,913)	213,506	3,491,819	-	13,521,746
Prior period adjustment	2	-	-	-	(376,225)	310,913	-	(1,610,171)	-	(1,675,483)
Opening balance at 1 January 2007 - as restated		5,455,346	4,295,763	-	-	-	213,506	1,881,648	-	11,846,263
Advance receipts for share subscription	11	-	-	5,950	-	-	-	-	-	5,950
Net loss for the period		-	-	-	-	-	-	(182,006)	-	(182,006)
Closing balance as at 30 June 2007		5,455,346	4,295,763	5,950	-	-	213,506	1,699,642	-	11,670,207

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2007 and 2006

		Consolidated		Company	
		Unaudited 30 June 2007	Unaudited 30 June 2006	Unaudited 30 June 2007	Unaudited 30 June 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	12	982,921	1,642,716	276,841	915,471
Cash flows from investing activities					
Acquisition of a subsidiary	7	(1,564)	-	-	-
Short-term loan and advance to a subsidiary and an associate	14d	19	-	(15,531)	(7,379)
Long-term loan to a related party		-	-	-	(8,642)
Payments for property and equipment		(687,785)	(2,965,761)	(137,325)	(2,474,610)
Payments for property and equipment under conssession agreement		-	(5,038)	-	(5,038)
Payments for intangible assets		(26,350)	(8,220)	(24,946)	(8,220)
Payments for deferred charges	8	(19,194)	-	-	-
Receipts dividends from a subsidiary and an associate	7b	35,015	82,533	138,072	53,435
Proceeds from sales of property and equipment		-	2,176	-	2,176
Net cash payments from investing activities		(699,859)	(2,894,310)	(39,730)	(2,448,278)
Cash flows from financing activities					
Proceeds from increase in share capital		-	937	-	937
Proceeds from advance receipts for share subscription	11	5,950	1,018	5,950	1,018
Proceeds from short-term borrowings	10	280,945	19,500	-	-
Proceeds from long-term borrowings, net of financial expenses	10	6,581	2,189,408	6,581	2,145,820
Repayments of short-term borrowings	10	(210,198)	(57,500)	-	-
Repayments of long-term borrowings	10	(126,951)	(1,267,642)	(669)	(956,173)
Net cash receipts (payments) from financing activities		(43,673)	885,721	11,862	1,191,602

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

	Note	Consolidated Unaudited 30 June 2007 Baht '000	Consolidated Unaudited 30 June 2006 Baht '000	Company Unaudited 30 June 2007 Baht '000	Company Unaudited 30 June 2006 Restated Baht '000
Net increase (decrease) in cash and cash equivalents		239,389	(365,873)	248,973	(341,205)
Cash and cash equivalents, opening balance		362,692	677,138	108,971	409,077
Effects of exchange rate changes		52	550	52	550
Cash and cash equivalents, closing balance		602,133	311,815	357,996	68,422
Supplementary information for cash flows:					
Interest paid		471,372	448,680	400,694	387,997
Withholding tax and income tax paid		141,745	107,384	44,482	42,541
Non-cash transactions					
Acquisition of property and equipment by debt		7,671	384,758	13,198	329,237
Transfer of property and equipment by borrowings		-	143,183	-	-

SHIN SATELLIT

The notes to the interim consolidated and company financial statements on pages 11 to 43 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the interim financial statements have been prepared in a condensed format according to Thai Accounting Standard No. 41, "Interim Financial Reporting", and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively referred to as "the Group".

An English version of the interim consolidated and company financial statements has been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying interim consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these interim consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

Costs that are incurred unevenly during the financial year are recognised as expenses or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the three-month and six-month periods ended 30 June 2007.

These interim consolidated and company financial statements were authorised for issue by the Board of Directors on 10 August 2007.

Amendments to Accounting Standards with the effective date in 2007 and 2008

On 2 May 2007, the Federation of Accounting Professions ("FAP") announced the amendments to Thai Accounting Standards ("TAS") as follows:

TAS No. 25 "Cash Flow Statements"
TAS No. 33 "Borrowing Costs"
TAS No. 44 "Consolidated and Separate Financial Statements"
TAS No. 45 "Investment in Associates"
TAS No. 46 "Interests in Joint Ventures"
TAS No. 49 "Construction Contracts"

The effective date for the revised TAS No. 44 "Consolidated and Separate Financial Statements", TAS No. 45 "Investment in Associates" and TAS No. 46 "Interests in Joint Ventures" is for the accounting periods beginning on or after 1 January 2007. The effects relating to the revised standards are stated in Note 2.

The amended standards, TAS No. 25 "Cash Flow Statements", TAS No. 33 "Borrowing Costs" and TAS No. 49 "Construction Contracts," will be effective for the accounting periods beginning on or after 1 January 2008. However, the Group's management has determined that the revised standards will not significantly impact the financial statements being presented.

1 Basis of preparation (Continued)

Financial status and the rescheduling of loan repayments terms

As of 30 June 2007, the Company has current liabilities in excess of current assets of Baht 3,853 million, of which Baht 4,345 million is the current portion of long-term loans. The Company has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 10.

On 26 July 2007, the Company made a partial repayment of long-term loans to the lenders amounting to USD 141.15 million (approximately Baht 4,678 million). The outstanding balance of long-term loans after this repayment is USD 261.15 million (approximately Baht 9,057 million). Currently, the Company and the lenders are revising the loan agreements.

As of 30 June 2007, the Company has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,630 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,491 million. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

2 Change in accounting policy

The announcement of the Federation of Accounting Professions on 2 May 2007 relating to amendments to TAS 44 "Consolidated and separate financial statements", TAS 45 "Investments in associates", and TAS 46 "Interests in joint ventures" requires the change from the equity method to cost method of accounting for investments in subsidiaries, associates, and interests in joint ventures, presented in the company financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The change in the accounting policy has an impact to the company financial statements only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes on the company balance sheet as of 31 December 2006 and the company statement of income for the three-month and six-month periods ended 30 June 2006 are as follows:

	Company Restated Baht '000
Balance sheet as of 31 December 2006	
Investment in subsidiaries and an associate net of provision for liabilities	
- Decrease - equity method (Note 7)	(2,702,849)
- Increase - cost method, net (Note 7)	1,014,300
Decrease in deferred tax assets (Note 9)	(1,083)
Decrease in deferred tax liabilities (Note 9)	14,149
Total increase in deferred tax liabilities	13,066
Shareholders' equity	
Decrease in unrealised cumulative gains on dilution of investment in a subsidiary	(376,225)
Increase in cumulative foreign currency translation adjustment	310,913
Decrease in closing balance of retained earnings	(1,610,171)
Decrease in opening balance of retained earnings	(982,991)

2 Change in accounting policy (Continued)

	Company Restated Baht '000
Statement of income for the three-month period ended 30 June 2006	
Decrease in share of net results from investments-equity method	(218,253)
Increase in dividend income	76,339
Decrease in income tax	(849)
Decrease in net profit (Note 4)	(142,763)
Decrease in basic earnings per share (Baht)	(0.13)
Decrease in diluted earnings per share (Baht)	(0.13)
Statement of income for the six-month period ended 30 June 2006	
Decrease in share of net results from investments-equity method	(362,494)
Increase in dividend income	76,339
Decrease in income tax	(646)
Decrease in net profit (Note 4)	(286,801)
Decrease in basic earnings per share (Baht)	(0.26)
Decrease in diluted earnings per share (Baht)	(0.26)

Accounting for derivative instruments

The Group and the Company have adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standards Committee of the Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company have applied this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company have changed their accounting method, from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the financial statements to the recognition of the foreign currency option contracts on inception at their fair value.

3 Segment information

Financial information by business segment

	For the three-month period ended 30 June 2007 (Baht '000)					
	Satellite business services	Internet services and media	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,084,012	42,611	694,455	-	(27,281)	1,793,797
Share of net results from an associate	-	24,413	-	-	-	24,413
Total revenues	1,084,012	67,024	694,455	-	(27,281)	1,818,210
Segment results	(247,896)	4,669	228,806	(1,415)	699	(15,137)
Operating loss						(15,137)

3 Segment information (Continued)

Financial information by business segment (Continued)

	For the three-month period ended 30 June 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	863,682	20,687	594,849	-	(15,884)	1,463,334
Share of net results from an associate	-	20,000	-	-	-	20,000
Total revenues	863,682	40,687	594,849	-	(15,884)	1,483,334
Segment results	(388,405)	13,453	178,654	(98)	23,291	(173,105)
Operating loss						(173,105)

	For the six-month period ended 30 June 2007 (Baht '000)					
	Satellite business services	Internet services and media	Telephone network	Others	Consolidation eliminations	Group
Revenues	2,161,089	81,129	1,339,405	-	(170,164)	3,411,459
Share of net results from an associate	-	47,194	-	-	-	47,194
Total revenues	2,161,089	128,323	1,339,405	-	(170,164)	3,458,653
Segment results	(554,944)	40,935	412,561	(3,236)	15,248	(89,436)
Operating loss						(89,436)

	For the six-month period ended 30 June 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	2,041,783	40,860	1,176,622	-	(40,931)	3,218,334
Share of net results from an associate	-	44,696	-	-	-	44,696
Total revenues	2,041,783	85,556	1,176,622	-	(40,931)	3,263,030
Segment results	(700,572)	37,268	396,386	(322)	29,640	(237,600)
Operating loss						(237,600)

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet and media business
- Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.

3 **Segment information** (Continued)

Financial information by geographical areas

The Group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally satellite business services and Internet services. Cambodia and the Lao PDR's main activities are sales and services relating to telephone network business and satellite business services.

	For the three-month periods ended 30 June			
	Revenues from sales and services		Segment results	
	2007 Baht'000	2006 Baht'000	2007 Baht'000	2006 Baht'000
Thailand	566,812	577,568	(271,125)	(332,418)
Cambodia	425,866	364,852	56,142	109,100
Lao PDR	316,193	275,023	160,360	68,769
Others	509,339	265,891	39,486	(18,556)
	1,818,210	1,483,334	(15,137)	(173,105)

	For the six-month periods ended 30 June			
	Revenues from sales and services		Segment results	
	2007 Baht'000	2006 Baht'000	2007 Baht'000	2006 Baht'000
Thailand	1,158,099	1,520,415	(540,423)	(599,439)
Cambodia	802,928	713,961	181,684	203,007
Lao PDR	633,735	551,776	239,713	190,737
Others	863,891	476,878	29,590	(31,905)
	3,458,653	3,263,030	(89,436)	(237,600)

Revenue and segment results are organised under each country based on customers' locations.

Costs and expenses at the entity level which are not directly attributable to a reportable segment of the Group are allocated to the reportable segment based on the proportion of the revenue of each geographical segment.

4 **Basic and diluted earnings (loss) per share**

Basic earnings (loss) per share is calculated by dividing the net profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue and paid-up during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2007 and 2006.

SHIN SATELLITE

4 Basic and diluted earnings (loss) per share (Continued)

Basic and diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
For the three-month periods ended 30 June				
Net loss for the period (Baht '000)				
- As previously reported	(83,114)	(33,980)	(141,258)	(33,979)
- Prior period adjustment (Note 2)	-	-	-	(142,763)
- As restated	(83,114)	(33,980)	(141,258)	(176,742)
Weighted average number of shares ('000 shares)	1,091,069	1,090,805	1,091,069	1,090,805
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Weighted average number of shares for diluted loss per share ('000 shares)	1,091,069	1,090,805	1,091,069	1,090,805
Basic loss per share (Baht)	(0.08)	(0.03)	(0.13)	(0.16)
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Diluted loss per share (Baht)	(0.08)	(0.03)	(0.13)	(0.16)

	Consolidated		Company	
	2007	2006	2007	2006 Restated
For the six-month periods ended 30 June				
Net profit (loss) for the period (Baht '000)				
- As previously reported	51,769	(92,182)	(182,006)	(92,182)
- Prior period adjustment (Note 2)	-	-	-	(286,801)
- As restated	51,769	(92,182)	(182,006)	(378,983)
Weighted average number of shares ('000 shares)	1,091,069	1,090,805	1,091,069	1,090,805
The effect of dilutive potential ordinary shares (ESOP)	805	-	-	-
Weighted average number of shares for diluted earnings (loss) per share ('000 shares)	1,091,874	1,090,805	1,091,069	1,090,805
Basic earnings (loss) per share (Baht)	0.05	(0.08)	(0.17)	(0.35)
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Diluted earnings (loss) per share (Baht)	0.05	(0.08)	(0.17)	(0.35)

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Baht '000
Trade accounts receivable				
-Third parties	1,537,255	1,687,787	710,632	947,621
-Related parties (Note 14)	5,017	14,171	276,185	209,919
Total trade accounts receivable	1,542,272	1,701,958	986,817	1,157,540
Accrued income				
-Third parties	187,960	146,032	186,888	145,380
-Related parties (Note 14)	2,279	8,510	51,485	27,776
Total accrued income	190,239	154,542	238,373	173,156
Total trade accounts receivable and accrued income	1,732,511	1,856,500	1,225,190	1,330,696
Less Allowance for doubtful accounts	(494,265)	(510,057)	(237,560)	(247,889)
Total trade accounts receivable and accrued income, net	1,238,246	1,346,443	987,630	1,082,807

Outstanding trade accounts receivable as at 30 June 2007 and 31 December 2006 can be aged as follows:

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Baht '000
Current	354,077	293,040	185,036	149,118
Overdue less than 3 months	293,498	564,094	201,968	442,167
Overdue 3-6 months	194,199	85,750	122,982	95,214
Overdue 6-12 months	119,984	85,028	151,961	67,160
Overdue over 12 months	580,514	674,046	324,870	403,881
Total trade accounts receivable	1,542,272	1,701,958	986,817	1,157,540
Less Allowance for doubtful accounts	(494,265)	(510,057)	(237,560)	(247,889)
Total	1,048,007	1,191,901	749,257	909,651

6 Other current assets, net

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Baht '000
VAT receivable	12,995	34,406	-	-
Prepaid expenses	66,970	38,417	56,357	22,961
Advance payments	126,945	81,355	110,572	67,016
Deposits	36,389	38,087	22,412	22,608
Goodwill	1,643	-	-	-
Others	16,748	32,257	4,995	24,625
	261,690	224,522	194,336	137,210
Less Impairment of assets	(6,914)	(6,334)	-	-
Total	254,776	218,188	194,336	137,210

7 Investments in subsidiaries and an associate

a) Investments in subsidiaries and an associate as at 30 June 2007 and 31 December 2006 comprise:

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Restated Baht '000
Investment - at equity method				
Investments in an associate	698,229	686,050	-	-
Total investments - at equity method	698,229	686,050	-	-
Investment - at cost method				
Investments in subsidiaries	-	-	1,414,300	1,414,300
Less Impairment loss of investment in a subsidiary	-	-	(400,000)	(400,000)
Total investments - at cost method	-	-	1,014,300	1,014,300

b) Movements in investments in subsidiaries and an associate for the six-month periods ended 30 June 2007 and 2006 are as follows:

	Consolidated (Equity Method)		Company (Equity Method)	
	30 June 2007 Baht '000	30 June 2006 Baht '000	30 June 2007 Baht '000	30 June 2006 Restated Baht '000
For the six-month period ended				
Opening net book value				
- As previously reported	686,050	832,445	2,702,849	2,243,401
- Adjustment from change in accounting policy from equity method to cost method (Note 2)	-	-	(2,702,849)	(2,243,401)
Opening net book value - restated	686,050	832,445	-	-
Share of net results from investments	47,194	44,696	-	-
Dividend receipt (Note 7d)	(35,015)	(82,533)	-	-
Closing net book value	698,229	794,608	-	-

	Consolidated (Cost Method)		Company (Cost Method)	
	30 June 2007 Baht '000	30 June 2006 Baht '000	30 June 2007 Baht '000	30 June 2006 Restated Baht '000
For the six-month period ended				
Opening net book value				
- As previously reported	-	-	-	-
- Adjustment from change in accounting policy from equity method to cost method (Note 2)	-	-	1,014,300	1,014,300
Opening net book value - restated	-	-	1,014,300	1,014,300
Movement in investments during the period	-	-	-	-
Closing net book value	-	-	1,014,300	1,014,300

7 Investments in subsidiaries and an associate (Continued)

c) The carrying value of investments in subsidiaries and an associate can be summarised as follows:

	Consolidated - 30 June 2007 (Baht Million) (Equity method)			
	Paid-up capital	Investment portion (%)	At cost	At equity
Associated company				
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	698.23

	Consolidated - 31 December 2006 (Baht Million) (Equity method)			
	Paid-up capital	Investment portion (%)	At cost	At equity
Associated company				
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	686.05

7 Investments in subsidiaries and an associate (Continued)

c) The carrying value of investments in subsidiaries and an associate can be summarised as follows: (Continued)

	Company - 30 June 2007 (Baht Million) (Cost method)				
	Paid-up capital	**Investment portion (%)**	**Investment at cost**	**Impairment loss of investment**	**Investment in subsidiaries, net**
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(400.00)	547.29
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	-	269.88
Spacecode LLC	USD Million 4.29	70.00	118.65	-	118.65
iPSTAR Company Limited	USD Million 2.00	99.14	78.48	-	78.48
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total investments in subsidiaries			1,414.30	(400.00)	1,014.30

7 Investments in subsidiaries and an associate (Continued)

c) The carrying value of investments in subsidiaries and an associate can be summarised as follows: (Continued)

	Company - 31 December 2006 (Baht Million) (Cost method)				
	Paid-up capital	**Investment portion (%)**	**Investment at cost**	**Impairment loss of investment**	**Investment in subsidiaries, net**
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(400.00)	547.29
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	-	269.88
Spacecode LLC	USD Million 4.29	70.00	118.65	-	118.65
iPSTAR Company Limited	USD Million 2.00	99.14	78.48	-	78.48
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total investments in subsidiaries			1,414.30	(400.00)	1,014.30

7 Investments in subsidiaries and an associate (Continued)

d) Significant movements in investments in subsidiaries and an associate for the six-month period ended 30 June 2007 were as follows:

Subsidiaries

1) Shin Broadband Internet (Thailand) Company Limited

Impairment loss for investment in Shin Broadband Internet (Thailand) Company Limited

The Company has changed its accounting policies for investment in subsidiaries, associates and joint ventures in the company financial statements from 1 January 2007 as discussed in Note 2. The Company applied retrospective adjustments as if the accounting policy has always been in use. Therefore, the 2006 comparative figures are prepared on the assumption that the new accounting policy has been applied. The Company reviewed for impairment loss of the investment at cost method and found that the expected recoverable amount of the investment in Shin Broadband Internet (Thailand) Company Limited ("SBI") is less than the book value, which indicated the impairment loss for the investment in SBI. In determining the expected recoverable amount of the investment, the Company discounted the anticipated future cash flows with a discount rate of 8% per annum. The Company recognised the impairment loss for the investment in SBI of Baht 400 million in the company financial statements by adjusting the retained earnings as at 1 January 2007.

Acquisition of NTU (Thailand) Company Limited

On 22 June 2007, SBI acquired 25,020 ordinary shares in NTU (Thailand) Company Limited ("NTU") from shareholders at Baht 62.50 per share, representing 20.85% of paid-up share capital, at a total price Baht 1.56 million. As a result of this acquisition, SBI owns 71.85% of NTU. The fair value of net assets at the acquisition date was equal to net liabilities of Baht 0.3 million. Goodwill recognised from the acquisition of these ordinary shares in NTU of Baht 1.64 million is presented as goodwill in the consolidated balance sheet of the Group and is amortised using the straight-line method over its estimated useful life of five years.

2) Shenington Investments Pte Limited

On 25 May 2007, the annual ordinary shareholders' meeting of Shenington Investments Pte Limited ("Shenington") passed a resolution to approve the exempt one-tier dividend payment to shareholders of SGD 0.42 per share, totalling SGD 6.15 million (approximately Baht 138.07 million).

Associate

3) CS Loxinfo Public Company Limited

Allocation of warrants and increase in registered share capital of CS Loxinfo Public Company Limited

At the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") held on 23 April 2007, the shareholders passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date on which the warrant allocation was approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they were granted, and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders' meeting on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares, one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 24 May 2007, the Securities and Exchange Commission approved CSL's ESOP scheme (Grant V). The issue and allocation of these warrants on 30 May 2007 was subsequently ratified by the Executive Committee of CSL on 22 June 2007.

7 **Investments in subsidiaries and an associate** (Continued)

Associate (Continued)

3) **CS Loxinfo Public Company Limited** (Continued)

Allocation of warrants and increasing in registered share capital of CS Loxinfo Public Company Limited (Continued)

In addition, the meeting also passed a resolution to approve an increase in CSL's registered share capital from 649,020,074 ordinary shares at a par value of Baht 1 each to 660,849,474 ordinary shares at a par value of Baht 1 each, by issuing 11,829,400 additional ordinary shares. These additional 3,475,000 shares are to support the additional units of warrants due to the change in exercise ratios under ESOP Grants I, II, III and IV and 8,354,400 shares are to support warrants to be issued to its directors and employees under ESOP Grant V. CSL registered the increase in registered share capital with the Ministry of Commerce on 28 June 2007.

The offset of legal reserve and premium on share capital with deficit of CSL

At the annual ordinary shareholders' meeting of CSL held on 23 April 2007, the shareholders passed a resolution to approve the offset of legal reserve of Baht 45.6 million and premium on share capital of Baht 574.5 million, totaling Baht 620.1 million, with deficit. The offset is allowed under the Public Limited Companies Act section 119, which states "Where approval of the shareholders' meeting has been obtained, CSL may transfer the reserve fund referred to premium on share capital, the reserve fund referred to legal reserve or other reserves to compensate for the deficit of the company".

Dividend payment of CSL

On 23 April 2007, at the annual ordinary shareholders' meeting of CSL, the shareholders passed a resolution to approve the dividend payment of Baht 0.14 per share totalling Baht 87.50 million. Of which Baht 35 million was received by the Group. The dividend was paid on 4 May 2007.

Acquisition of Watta Classified Company Limited

On 27 April 2007, CSL acquired 120,000 ordinary shares of Watta Classified Company Limited ("Watta") at Baht 733.34 per share, equivalent to 60% of the share capital of Watta, at a total price of approximately Baht 88 million. Total cost of acquisition is Baht 89.7 million, which includes financial advisory expenses of Baht 1.7 million. As a result, Watta and its subsidiaries changed their status to become CSL's subsidiaries from the date on which control was transferred to CSL.

The book value of Watta's consolidated assets and liabilities acquired at the acquisition date can be summarised as follows:

	Baht'000
Book value of net assets	14,679
Investment portion	60 %
Book value of net assets acquired	8,807

7 Investments in subsidiaries and an associate (Continued)

Associate (Continued)

3) CS Loxinfo Public Company Limited (Continued)

Acquisition of Watta Classified Company Limited (Continued)

Goodwill recognised from the acquisition of Watta of Baht 80.9 million is amortised using the straight-line method over its estimated future benefits of nine years.

Net assets from acquisition, as shown above, are stated at the net book value at the date of acquisition. CSL is in the process of appraising the fair value of the property and equipment. The book value of other assets and liabilities is approximately equal to their fair value. The difference between net book value and net fair value will be adjusted through goodwill.

The details of investments in Watta group can be summarised as follows:

Name	Business
Subsidiaries of CS Loxinfo Company Limited	
Watta Classified Company Limited	Conducting classified print directories business
Subsidiaries of Watta Classified Company Limited	
Comchat Company Limited	Conducting film and plate business
Decode Company Limited	Producing premium goods
Idea Maker Company Limited	Operating publishing business - pocket books and magazines

Acquisition of Loxley Information Services Company Limited

On 2 February 2007, CSL acquired 480,000 ordinary shares and 3,600 ordinary shares in Loxley Information Services Company Limited ("Loxserv") from CAT Telecom Public Company Limited and its employees respectively at Baht 12.90 per share, representing 1.86% of the paid-up share capital, at a total price of Baht 6.2 million.

On 10 May 2007, CSL acquired an additional 991,593 ordinary shares in Loxserv from Point Asia Dot Com (Thailand) Company Limited at Baht 2.02 per share, equivalent to 3.81% of the paid-up share capital of Loxserv, at a total price of Baht 2 million. As a result of this acquisition, CSL owns 99.86% of Loxserv.

The fair value of Loxserv's consolidated assets and liabilities acquired as at the acquisition date, can be summarised as follows:

	Net fair Value (2 February 2007) Baht'000	Net fair Value (10 May 2007) Baht'000
Fair value of net assets as at the acquisition date	365,747	370,488
Increase in investment portion	1.86%	3.81%
Fair value of net assets acquired	6,772	14,116
Total fair value of net assets as at the acquisition date		20,888
Cash payment at the acquisition date		8,236
Negative goodwill		12,652

7 Investments in subsidiaries and an associate (Continued)

Associate (Continued)

3) CS Loxinfo Public Company Limited (Continued)

Acquisition of Loxley Information Services Company Limited (Continued)

Negative goodwill recognised from the acquisition of these ordinary shares in Loxserv of Baht 12.7 million is amortised using the straight-line method over its estimated useful life of four years. This estimated useful life is consistent with the amortisation period applicable to the remaining goodwill of Loxserv carried forward from prior periods.

Liquidation of CS Loxinfo Solutions Company Limited

On 15 June 2007, the extraordinary shareholders' meeting No. 2/2007 of CS Loxinfo Solutions Company Limited passed a resolution to approve the liquidation report. In addition, the remaining cash amounting to Baht 8.06 million of CS Loxinfo Solutions Company Limited will be returned to the shareholders at 161.13 Baht per share. Of which, Baht 3.73 million will be received by CSL. CSL has recognised this as other income in income statement during the period. On 19 June 2007, CS Loxinfo Solutions Company Limited obtained approval from the Ministry of Commerce for the liquidation.

On 31 July 2007, CSL received the returned amounts from CS Loxinfo Solutions Company Limited.

Joint Venture

4) Lao Telecommunications Company Limited

At the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 17 January 2007, the shareholders passed a resolution to approve a dividend payment of USD 8.0 million to shareholders in respect of the operations of LTC in 2006.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 30 June 2007 and 31 December 2006 and the consolidated income statements for the six-month periods ended 30 June 2007 and 2006.

	Consolidated	
	30 June 2007 Baht '000	31 December 2006 Baht '000
Balance sheets		
Current assets	165,761	174,978
Non-current assets	2,077,547	2,081,531
Current liabilities	(478,876)	(562,715)
Non-current liabilities	(51,094)	(49,795)
Net assets	1,713,338	1,643,999

	Consolidated	
	30 June 2007 Baht '000	30 June 2006 Baht '000
Income statements for the six-month period ended		
Total revenues	605,603	522,447
Net profit	248,497	258,201

7 Investments in subsidiaries and an associate (Continued)

Joint Venture (Continued)

4) Lao Telecommunications Company Limited (Continued)

According to the joint venture agreement between the Group and the Government of the Lao PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

Capital expenditure commitments

As at 30 June 2007, the Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 15 million (approximately Baht 524 million).

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2007				
Opening net book value	6,821,667	20,489,154	90,904	1,388,827
Additions	589,113	-	19,194	29,126
Write-offs, net	(468)	-	-	-
Transfers, net	(5,636)	-	-	4,676
Depreciation/amortisation charges	(432,329)	(848,916)	(2,390)	(53,333)
Foreign currency translation adjustments	(163,786)	-	(2,961)	(6,472)
Closing net book value	6,808,561	19,640,238	104,747	1,362,824
As at 30 June 2007				
Cost	10,421,996	26,561,990	162,174	1,551,461
Less Accumulated depreciation/ amortisation	(3,560,114)	(6,921,752)	(57,427)	(188,637)
Less Accumulated impairment loss	(53,321)	-	-	-
Net book value	6,808,561	19,640,238	104,747	1,362,824

As at 30 June 2007, the accumulated impairment loss of Baht 53.3 million comprises an impairment loss for the analogue mobile telephone network of a subsidiary which ceased operation in 2005 amounting to Baht 31.8 million and an impairment loss for the rural telephone network of a joint venture amounting to Baht 21.5 million.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,746 million (31 December 2006: Baht 2,728 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

SHIN SATELLITE

8 Capital expenditure and commitments (Continued)

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2007				
Opening net book value	1,974,114	20,489,154	18,441	1,226,869
Additions	98,148	-	-	24,946
Write-off, net	(415)	-	-	-
Transfer, net	(5,637)	-	-	4,676
Depreciation/amortisation charges	(185,695)	(848,916)	(1,061)	(47,333)
Closing net book value	1,880,515	19,640,238	17,380	1,209,158
As at 30 June 2007				
Cost	3,608,063	26,561,990	20,296	1,366,693
Less Accumulated depreciation/ amortisation	(1,727,548)	(6,921,752)	(2,916)	(157,535)
Net book value	1,880,515	19,640,238	17,380	1,209,158

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date is presented as follows:

		Consolidated		Company	
	Currency	30 June 2007 '000	31 December 2006 '000	30 June 2007 '000	31 December 2006 '000
IPSTAR Project	USD	859	101	859	101
	NOK	1,900	1,900	1,900	1,900
	AUD	29	-	-	-
	NZD	671	986	-	-
Telephone network	USD	30,003	16,374	-	-
Total	USD	30,862	16,475	859	101
	NOK	1,900	1,900	1,900	1,900
	AUD	29	-	-	-
	NZD	671	986	-	-
Total in Thai Baht		1,099,960	633,247	40,949	14,648

9 Deferred income tax

Deferred income taxes are calculated in full on temporary differences based on the liability method using a principal tax rate of 30% for the interim company financial statements (2006: 30%) and 20% - 30% for the interim consolidated financial statements (2006: 20% - 30%).

Deferred tax assets for tax losses carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The subsidiaries have tax losses carried forward to offset future taxable income which is not recognised in the interim consolidated financial statements as follows:

Year Expired	30 June 2007 Million Baht	31 December 2006 Million Baht
2007	9,153	9,153
2008	78,142	78,142
2009	87,767	87,767
2010	42,007	42,007
2011	91,894	62,064
No expiry date	57,601	122,015
Total	366,564	401,148

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and company balance sheets:

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Restated Baht '000
Deferred tax assets	595,843	505,300	517,409	483,566
Deferred tax liabilities	(110,620)	(99,426)	-	-
	485,223	405,874	517,409	483,566

The movement in deferred tax is as follows:

	Consolidated		Company	
For the six-month periods ended	30 June 2007 Baht '000	30 June 2006 Baht '000	30 June 2007 Baht '000	30 June 2006 Restated Baht '000
Deferred tax				
Balance brought forward	405,874	168,398	483,566	241,456
Charged to statement of income (Note 13)	94,550	198,606	33,843	187,875
Recognised in shareholders' equity	(15,201)	6,681	-	-
Balance carried forward	485,223	373,685	517,409	429,331

Deferred income tax recognised in shareholders' equity arises from the translation of deferred tax assets and deferred tax liabilities in foreign entities. Currency translation differences are recognised in the statement of changes in shareholders' equity as part of the cumulative foreign currency translation adjustment.

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities for the six-month period ended 30 June 2007, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht '000)								
	For the six-month period ended 30 June 2007								
Deferred tax assets	**Loss carried forward**	**Allowance for doubtful accounts**	**Allowance for obsolete inventory**	**Depreciation**	**Deposits**	**Interest expense**	**Advance receipts from customers**	**Others**	**Total**
Balance brought forward	430,220	3,791	38,447	19,595	20,227	9,114	10,605	1,081	533,080
Charged to statement of income	33,887	2,424	(1,957)	20,518	1,326	(5,632)	15,916	9,546	76,028
Recognised in shareholders' equity	433	(5)	(16)	231	-	(168)	875	(625)	725
Balance carried forward	464,540	6,210	36,474	40,344	21,553	3,314	27,396	10,002	609,833

	Consolidated (Baht '000)						
	For the six-month period ended 30 June 2007						
Deferred tax liabilities	**Deferred expenses**	**Amortisation assets under concession**	**Depreciation/ amortisation**	**Investment**	**Gain on foreign exchange**	**Others**	**Total**
Balance brought forward	645	109,224	3,188	14,149	-	-	127,206
Charged to statement of income	(22)	5,958	(107)	(28,298)	10,112	(6,165)	(18,522)
Recognised in shareholders' equity	-	(4,562)	-	14,149	160	6,179	15,926
Balance carried forward	623	110,620	3,081	-	10,272	14	124,610

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities for the six-month period ended 30 June 2007, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows: (Continued)

	Company (Baht '000)				
	For the six-month period ended 30 June 2007				
Deferred tax assets	**Loss carried forward**	**Allowance for obsolete inventory**	**Deposits**	**Others**	**Total**
Balance brought forward	430,220	36,953	20,226	1,083	488,482
Prior period adjustment	-	-	-	(1,083)	(1,083)
Balance brought forward - restated	430,220	36,953	20,226	-	487,399
Charged to statement of income	34,320	(1,933)	1,327	-	33,714
Balance carried forward	464,540	35,020	21,553	-	521,113

	Company (Baht '000)			
	For the six-month period ended 30 June 2007			
Deferred tax liabilities	**Deferred expenses**	**Depreciation/ amortisation**	**Investment**	**Total**
Balance brought forward	645	3,188	14,149	17,982
Prior period adjustment	-	-	(14,149)	(14,149)
Balance brought forward - restated	645	3,188	-	3,833
Charged to statement of income	(22)	(107)	-	(129)
Balance carried forward	623	3,081	-	3,704

10 Borrowings

	Consolidated		Company	
	30 June 2007 Baht '000	**31 December 2006 Baht '000**	**30 June 2007 Baht '000**	**31 December 2006 Baht '000**
Short-term borrowings				
Loans from financial institutions	292,625	306,078	-	-
Trust Receipt	67,363	-	-	-
Total short-term borrowings	359,988	306,078	-	-
Current portion of long-term borrowings				
Loans from financial institutions	4,523,030	3,294,015	4,226,229	3,044,070
Loans from others	18,173	14,878	1,811	560
Total current portion of long-term borrowings	4,541,203	3,308,893	4,228,040	3,044,630
Long-term borrowings				
Loans from financial institutions	10,278,489	12,234,728	9,061,808	10,814,544
Loans from others	89,431	96,595	7,164	2,503
Total long-term borrowings	10,367,920	12,331,323	9,068,972	10,817,047
Total borrowings	15,269,111	15,946,294	13,297,012	13,861,677

10 Borrowings (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2007		
Opening net book value	15,946,294	13,861,677
Proceeds from short-term borrowings	280,945	-
Proceeds from long-term borrowings, net of financial expenses	6,581	6,581
Repayment of short-term borrowings	(210,198)	-
Repayments of long-term borrowings	(126,951)	(669)
Amortisation of finance costs	58,186	58,186
Unrealised gain on exchange rate	(628,763)	(628,763)
Foreign currency translation adjustments	(56,983)	-
Closing net book value	15,269,111	13,297,012

Credit facilities

As at 30 June 2007, available credit facilities for loans from local and overseas banks are Baht 1,630 million and USD 3.5 million (31 December 2006: Baht 1,530 million and USD 3.5 million).

The rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, the Company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the second quarter of 2007, the Company was still engaged in the negotiation process. The Company has received the latest forbearance letter from the group of lenders, which allowed the Company to defer the payment of the principal amount of USD 64.9 million (Baht 2,249 million) which was due for repayment from 15 November 2006 to 15 August 2007 to 31 August 2007. The repayment term of the remaining loan principal is in accordance with the terms specified in the existing loan agreements.

On 26 July 2007, the Company repaid the loan principal for the iPSTAR satellite and Thaicom 5 satellite projects amounting to USD 141.15 million (approximately Baht 4,678 million) to cover the principal amount of USD 64.9 million (Baht 2,249 million) as mentioned above, the remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between the Company and the group of lenders. The outstanding long-term loan balance after this repayment is USD 261.15 million (approximately Baht 9,057 million).

The Company still has to pay the full amount of interest as well as obligate to comply with terms and conditions as specified in the existing loan agreements and the forbearance letter. The Company and the group of lenders are currently in the process of revision to the loan agreements.

As at 30 June 2007, the Company presented long-term loans (before offsetting with financial expenses in these financial statements) as a current liability of Baht 4,345 million and a non-current liability of Baht 9,611 million, in accordance with the terms of the existing loan agreements (as at 31 December 2006: Baht 3,161 million and Baht 11,414 million, respectively).

11 Share capital and premium on share capital

	For the six-month period ended 30 June 2007			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,091,069	5,455,346	4,295,763	9,751,109
Increase during the period	-	-	-	-
Closing balance	1,091,069	5,455,346	4,295,763	9,751,109

The Company's registered share capital as at 30 June 2007 comprised 1,132.1 million ordinary shares (31 December 2006: 1,132.1 million ordinary shares) of Baht 5 each (31 December 2006: Baht 5 each). 1,091.1 million ordinary shares are issued and fully paid-up (31 December 2006: 1,091.1 million ordinary shares).

During this quarter, the Company has received advance receipts for share subscription amounting to Baht 5.9 million from the exercise of 463,400 units (947,605 shares) under the ESOP schemes. As of the balance sheet date, the Company has not yet registered the share capital with the Ministry of Commerce, therefore, the Company presented the advance received as advance receipts for share subscription under shareholders' equity in the balance sheet.

As at 30 June 2007, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise prices and periods are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	Exercise price (Baht/share)	Exercise period	
					First	Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.06	1 : 1.00000	11.870	31 May 2007	31 May 2011

11 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the six-month period ended 30 June 2007 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Expired during the period	Closing balance
ESOP - Grant I					
Directors	2,559	-	-	(2,559)	-
Employees	3,369	-	-	(3,369)	-
Total	5,928	-	-	(5,928)	-
ESOP - Grant II					
Directors	1,967	-	(412)	-	1,555
Employees	514	-	(52)	-	462
Total	2,481	-	(464)	-	2,017
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	5,894	-	-	-	5,894
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	7,562	-	-	-	7,562
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,960	-	-	-	8,960
Total	10,059	-	-	-	10,059
Grand Total	31,924	-	(464)	(5,928)	25,532

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

12 Cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the six-month periods ended 30 June 2007 and 2006 is as follows:

		Consolidated		Company	
		30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net profit (loss) for the period		51,769	(92,182)	(182,006)	(378,983)
Adjustments for:					
Dividend income from a subsidiary		-	-	(138,072)	(53,435)
Allowance for doubtful accounts		-	-	756	-
Reversal of allowance for doubtful accounts		(4,708)	(28,881)	-	(26,122)
Write-off of bad debt		6,042	-	6,042	-
Allowance for withholding tax		-	1,749	-	1,749
Allowance for obsolete inventory		-	6,090	-	5,557
Reversal of allowance for obsolete inventory		(6,252)	-	(5,928)	-
Depreciation of property and equipment	8	432,329	403,213	185,695	184,897
Amortisation of property and equipment under concession agreements	8	848,916	1,032,352	848,916	1,032,352
Amortisation of deferred charges	8	2,390	4,388	1,061	213
~~Amortisation of intangible assets~~	~~8~~	~~53,333~~	~~49,216~~	~~47,333~~	~~43,273~~
Amortisation of borrowing cost	10	58,186	78,433	58,186	78,433
Write-off of property and equipment	8	468	143	415	5
Gain on sales of property and equipment		-	(2,171)	-	(2,171)
Deferred tax	9	(94,550)	(198,606)	(33,843)	(187,875)
Unrealised gain on exchange rate		(596,365)	(194,169)	(628,010)	(220,152)
Realised gain on exchange rate		-	(80,206)	-	(80,206)
~~Minority interests~~		~~1,002~~	~~1,570~~	-	-
Share of net results from investments - equity method	7b	(47,194)	(44,696)	-	-
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		106,863	116,643	88,378	93,307
- amounts due from related parties		(105)	(23,011)	(16,075)	(2,641)
- inventories		(218,853)	122,838	(81,669)	103,607
- prepaid insurance		181,843	87,301	180,228	85,539
- other current assets		(34,943)	68,353	(57,126)	(21,256)
- other non-current assets		(68,167)	(78,563)	(69,290)	(79,144)
- trade accounts payable		42,573	(41,174)	5,973	(84,217)
- amounts due to related parties		(17,163)	1,110	(16,039)	1,143
- advance receipts from customers		241,880	227,756	177,157	249,517
- accrued concession fee		30,199	202,835	(679)	171,735
- accrued expenses		(1,957)	487	(39,313)	14,020
- accrued income tax		57,734	13,091	-	-
- other current liabilities		(33,211)	18,089	(12,658)	(3,272)
- other non-current liabilities		(9,138)	(9,282)	(42,591)	(10,402)
Cash generated from operating activities		982,921	1,642,716	276,841	915,471

13 Income tax expense

	Consolidated		Company	
For the three-month periods ended	30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	70,220	32,114	-	-
Deferred tax	(19,258)	(119,919)	(37,332)	(102,038)
	50,962	(87,805)	(37,332)	(102,038)

Reconciliation of income tax expense and the result of the accounting loss multiplied by the income tax rate is as follows:

	Consolidated		Company	
For the three-month periods ended	30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Loss before tax	(31,447)	(121,539)	(178,590)	(278,780)
Tax rate	30%	25%	30%	25%
The result of the accounting loss multiplied by the income tax rate	(9,434)	(30,385)	(53,577)	(69,695)
Share of net results from investments - equity method	(7,324)	(5,912)	-	-
Effect of the different basis of income tax calculation or tax rates in other countries	(35,093)	(33,233)	-	(12,848)
Tax losses not recognised as deferred tax asset	(8,457)	9,630	-	-
Use of tax losses not recognised as deferred tax asset in the prior period	(273)	(2,425)	-	-
Effect of income recognised in different periods for accounting and tax purposes	82,087	(3,280)	752	(27,552)
Effect of non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	29,456	(22,200)	15,493	8,057
Tax charge	50,962	(87,805)	(37,332)	(102,038)

13 Income tax expense (Continued)

	Consolidated		Company	
For the six-month periods ended	30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	163,225	72,502	-	-
Deferred tax	(94,550)	(198,606)	(33,843)	(187,875)
	68,675	(126,104)	(33,843)	(187,875)

Reconciliation of income tax expense and the result of the accounting profit (loss) multiplied by the income tax rate is as follows:

	Consolidated		Company	
For the six-month periods ended	30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit (loss) before tax	121,446	(216,716)	(215,849)	(566,858)
Tax rate	30%	25%	30%	25%
The result of the accounting profit (loss) multiplied by the income tax rate	36,434	(54,179)	(64,755)	(141,715)
Share of net results from investments - equity method	(14,158)	(13,321)	-	-
Effect of the different basis of income tax calculation or tax rates in other countries	(53,423)	(40,903)	-	(23,749)
Tax losses not recognised as deferred tax assets	(22,578)	24,945	-	-
Use of tax losses not recognised as deferred tax asset in the prior period	(273)	(2,425)	-	-
Effect of income recognised in different periods for accounting and tax purposes	80,035	(18,088)	752	(25,811)
Effect of non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	42,638	(22,133)	30,160	3,400
Tax charge	68,675	(126,104)	(33,843)	(187,875)

14 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.32% (31 December 2006: 41.32%) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

The Group had significant related party transactions as follows:

a) Revenues

	Consolidated		Company	
For the three-month periods ended	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**
Sales and service income				
Subsidiaries	-	-	251,937	73,923
Associates	3,511	5,885	3,284	5,650
Joint venture	2,508	3,072	5,962	6,022
Related parties under common control	16,380	30,904	13,476	26,759
Other income				
Subsidiaries	-	-	14,686	25,686
Associates	2	-	2	-
Joint venture	91	-	179	-
Related parties under common control	-	137	-	-
Total revenue	22,492	39,998	289,526	138,040

	Consolidated		Company	
For the six-month periods ended	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**
Sales and service income				
Subsidiaries	-	-	429,801	101,089
Associates	7,213	14,938	6,726	14,475
Joint venture	6,777	6,978	14,331	13,682
Related parties under common control	40,166	59,767	34,581	53,301
Other income				
Subsidiaries	-	-	30,033	31,212
Associates	2	1	2	1
Joint venture	91	-	179	-
Related parties under common control	-	487	-	209
Total revenue	54,249	82,171	515,653	213,969

14 Related party transactions (Continued)

b) Expenses

	Consolidated		Company	
For the three-month periods ended	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**
Purchases of goods and services				
Subsidiaries	-	-	13,797	4,728
Associates	5,408	6,989	3,929	6,164
Related parties under common control	1,091	10	1,091	10
Other related party	4,787	5,283	4,787	5,283
Selling and administrative expenses				
Parent company	1,255	10,142	-	9,931
Subsidiaries	-	-	249	284
Associates	492	563	459	526
Related parties under common control	4,143	1,592	4,098	1,592
Total expenses	17,176	24,579	28,410	28,518

	Consolidated		Company	
For the six-month periods ended	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**	**30 June 2007 Baht '000**	**30 June 2006 Baht '000**
Purchases of goods and services				
Subsidiaries	-	-	20,717	14,902
Associates	10,350	14,041	8,218	12,073
Related parties under common control	2,005	10	2,005	10
Other related party	10,764	9,385	10,764	9,385
Selling and administrative expenses				
Parent company	1,368	21,179	-	20,616
Subsidiaries	-	-	249	387
Associates	1,226	910	1,159	836
Related parties under common control	5,721	4,511	5,663	4,511
Total expenses	31,434	50,036	48,775	62,720

14 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Baht '000
<u>Trade accounts receivable and accrued income - related parties</u>				
Trade accounts receivable - related parties				
Subsidiaries	-	-	269,305	208,737
Associates	1,521	6,346	1,298	323
Joint venture	2,846	438	5,582	859
Related parties under common control	650	7,387	-	-
Total trade accounts receivable - related parties	5,017	14,171	276,185	209,919
Accrued income - related parties				
Subsidiaries	-	-	48,712	18,328
Associates	1,749	4,209	1,733	4,207
Joint venture	530	1,010	1,040	1,980
~~Related parties under common control~~	~~-~~	~~3,291~~		~~3,261~~
Total accrued income - related parties	2,279	8,510	51,485	27,776
Total trade accounts receivable and accrued income - related parties	7,296	22,681	327,670	237,695
<u>**Amounts due from related parties**</u>				
Subsidiaries	-	-	26,587	9,608
~~Associates~~	~~59~~	~~1,073~~	~~59~~	~~1,073~~
Joint venture	157	102	231	121
Related parties under common control	1,064	-	-	-
Total amounts due from related parties	1,280	1,175	26,877	10,802
<u>**Other current assets - related parties**</u>				
Subsidiaries	-	-	317	-
Related parties under common control	281	281	281	281
Other related party	4,118	4,303	-	-
Total other current assets - related parties	4,399	4,584	598	281

14 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Baht '000
Trade accounts payable - related parties				
Parent company	727	-	-	-
Subsidiaries	-	-	57,850	45,270
Associates	31,781	29,157	29,536	27,115
Related parties under common control	1,137	889	1,137	882
Total trade accounts payable - related parties	33,645	30,046	88,523	73,267
Amounts due to related parties				
Parent company	7,633	13,635	7,633	13,095
Subsidiaries	-	-	446	189
Associates	1,818	10,178	1,818	9,993
Related parties under common control	904	3,770	825	3,549
Other related party	1,387	1,322	1,387	1,322
Total amounts due to related parties	11,742	28,905	12,109	28,148
Advance receipts from customers - related parties				
Subsidiaries	-	-	-	77,220
Related parties under common control	58,085	60,010	57,569	57,569
Total advance receipts from customers - related parties	58,085	60,010	57,569	134,789
Accrued expenses - related parties				
Related parties under common control	313	258	299	258
Total accrued expenses - related parties	313	258	299	258
Other non-current liabilities - related parties				
Joint venture	24	27	47	54
Related parties under common control	56,129	84,913	56,129	84,913
Total other non-current liabilities - related parties	56,153	84,940	56,176	84,967

14 Related party transactions (Continued)

d) Short-term loan and advance to a subsidiary and an associate

	Consolidated		Company	
	30 June 2007 Baht '000	31 December 2006 Baht '000	30 June 2007 Baht '000	31 December 2006 Baht '000
Short-term loan and advance to a subsidiary and an associate				
Subsidiary	-	-	15,531	-
Associate	-	19	-	19
Total short-term loan and advance to a subsidiary and an associate	-	19	15,531	19

As at 30 June 2007, the short-term loan to a subsidiary bears interest at the rate of 6.69% per annum and is repayable within three months. As at 31 December 2006, the advance to an associate bears no interest and has no fixed term of repayment.

The movements of short-term loan and advance to a subsidiary and an associate can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2007		
Opening balance	19	19
Loan during the period	-	15,550
Repayment of advance to an associate	(19)	(19)
Unrealised loss on exchange rate	-	(19)
Closing balance	-	15,531

e) Warrants of Shin Corporation Public Company Limited granted to directors who are management of the Company

Shin Corporation Public Company Limited ("Shin"), a parent company, issued warrants, which are in registered form and non-transferable, to directors who are management of the Company. The terms of the warrants do not exceed five years and there is no offering price, as detailed below:

	Issued date	Issued (Million units)	Exercise ratio (unit : share)	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18.34	1: 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12.22	1: 1.11410	12.296	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8.82	1: 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8.33	1: 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 May 2006	7.82	1: 1.06582	35.353	31 May 2007	30 May 2011

f) Directors' remuneration

For the six-month period ended 30 June 2007, directors' remuneration of the Group was Baht 3.77 million (for the six-month period ended 30 June 2006: Baht 3.05 million). Directors' remuneration represents monthly compensation, bonus, and meeting fees as approved by the shareholders of the Group and the Company at their Annual General Meetings.

15 Contingencies

a) Bank guarantees and letters of credit

The Group has contingencies with banks, whereby the banks have issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	30 June 2007 '000	31 December 2006 '000	30 June 2007 '000	31 December 2006 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	50,000	50,000	50,000	50,000
IPSTAR equipment sales	THB	18,624	65,360	18,624	65,360
Satellite space leasing by customers	USD	333	317	333	317
	THB	487,000	487,000	487,000	487,000
IPSTAR Gateway	USD	1,129	1,115	1,129	1,115
Standby letters of credit	USD	43,000	43,000	43,000	43,000
Letters of credit	USD	-	1,283	-	1,283
Others	THB	3,221	3,302	2,853	2,934
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 30 June 2007, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 293 million (approximately Baht 237 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

Significant changes to the assessment for income tax in India for the six-month period ended 30 June 2007 can be summarised as follows:

- Tax assessment for the assessment year 2002/03

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 75 million). The Company filed an appeal against the penalty assessment with CIT(A) in April 2007.

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 93 million). During the first quarter of 2007, the Company had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The remaining unpaid assessment and interest balance as at 30 June 2007 is Rupees 73 million (approximately Baht 65 million). The Company filed an appeal against the assessment with CIT(A) and is waiting for the hearing.

SHIN SATELLITE

16 Commitments

Significant changes to commitments for the six-month period ended 30 June 2007 can be summarised as follows:

Concession contracts of associated companies for Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL") and its subsidiary received one-year Type I ISP licenses from the National Telecommunications Commission ("NTC") to provide Internet access services for one year from 8 September 2006 to 7 September 2007 and 29 June 2007 to 28 June 2008, respectively. CSL also received Type II IIG license from NTC to provide Internet access services for five years from 26 April 2007 to 25 April 2012 (Internet access services according to Type I ISP license represents a license to provide domestic Internet access services which the service providers do not need to have their own telecommunication infrastructure. Internet access services according to Type II IIG license represents a license to provide international gateway Internet access services and Internet networks which the service providers need to have their own telecommunication infrastructure). According to the conditions specified by NTC, if the authorised licensee is not in significant violation of the conditions specified in the license, NTC will consider renewing the license as a normal procedure.

Certain equipment that CSL has been using is equipment for which the title has been transferred to CAT Telecom Public Company Limited ("CAT") under a concession contract, which the concession contract has already expired on 15 April 2007. CSL is currently in the process of purchasing these assets for the provision of Internet services from CAT.

17 Subsequent events

a) The sale of investments in Shenington Investments Pte Limited ("Shenington")

At the extraordinary shareholders meeting of the Company no. 1/2007 on 4 July 2007, a resolution was passed to approve the sale of 7,182,420 shares in Shenington to Asia Mobile Holdings Pte Limited ("AMH"), equivalent to 49% of Shenington's total issued shares at the approximate price of USD 27.85 per share, totaling USD 200 million (approximately Baht 6,709 million). This transaction represents a related party transaction. The Company received cash from the sale of these shares on 25 July 2007. Under the terms of the shareholders' agreement, the Company and AMH will jointly control Shenington and its group. As a result, Shenington and its group will become jointly controlled entities of the Company.

b) Approval of dividend payment of CS Loxinfo Public Company Limited

At the Board of Directors meeting of CS Loxinfo Public Company Limited held on 9 August 2007, a resolution was passed to approve the interim dividend payment of Baht 0.20 per share totalling Baht 125 million.

c) Approval of Tresury Shares Program of CS Loxinfo Public Company Limited

At the Board of Directors meeting of CS Loxinfo Public Company Limited on 9 August 2007, a resolution was passed to approve a program to repurchase up to 51.7 million shares, or 8.3% of the total number of paid-up share capital for liquidity management purposes. The total budget for the program is Baht 225 million. The repurchase of shares on the Stock Exchange of Thailand will occur during the period from 27 August 2007 to 27 February 2008. The offered price for the repurchase of shares must not exceed the average closing price of those shares for the preceding five business days, plus an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand. The period when the repurchased shares can be resold is the three-year period following completion of the repurchase, excluding the first six-months of such period. The offered price for the resale of the repurchased shares must not be less than the average closing price of those shares for the preceding five business days, less an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand.

END

SHIN SATELLITE